Exhibit 4.17

Supplementary Agreement

This Supplementary Agreement ("Agreement") is entered into in Beijing, the People's Republic of China ("PRC") on this 23rd day of April 2012, by and between:

eFuture (Beijing) Information Technology Inc., a wholly foreign-owned enterprise established under PRC law, with its registered address at 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing, 100026, China. ("Party A")

and

Beijing Changshengtiandi Ecommerce Co., Ltd., a limited liability company duly organized and existing under PRC law, with its registered address at 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing, PRC ("Party B").

(Collectively the "Parties" and individually a "Party")

Whereas:

A.

Party A and Party B entered into an Exclusive Business Cooperation Agreement on January 18, 2011 ("Cooperation Agreement"), pursuant to which Party A agreed to provide Party B with technical and consulting services according to the terms and conditions listed in the Cooperation Agreement. Party B agreed to retain Party A's services and pay service fees ("Service Fees") accordingly.

B.

According to Clause 2 of the Cooperation Agreement, the calculation and payment of the Service Fess will be determined and paid based on the methods set forth in the separate agreements to be entered into between Party and Party B.

NOW, THEREFORE, the Parties agree as follows:

1.	Party B is entitled to be exempted from paying the Service Fees until Party B is profitable;

2.

Subject to Clause 1 above, during the term of the Cooperation Agreement, the service fee payable by Party B to Party A for services rendered according to Clause 1 of the Cooperation Agreement shall be a fee in RMB determined by the following formula:

Service Fee Payable = Party B's Revenue — Turnover Taxes — Party B's Total Costs — Profit to be Retained by Party B;

Where:

Party B's Revenue is revenue received by Party B from third parties in the course of its ordinary business;
Turnover Taxes include, but are not limited to, business tax, value-added tax, urban maintenance and construction tax and education surcharges;
Party B's Total Costs include all costs and expenses, such as costs of goods sold and operating costs incurred by Party B for carrying out the business; and
Profit to be Retained by Party B shall be determined by a reputable certified public accountant designated by Party A.
During the term of the Cooperation Agreement, Party A shall have the right to adjust the above Fees at its sole discretion without the consent of Party B.

3.

This Agreement shall be considered an integral part of the Cooperation Agreement, and this Agreement shall have the same effectiveness as the Cooperation Agreement. Where there is a conflict between this Agreement and the Cooperation Agreement, this Agreement shall prevail.

4.

This Agreement is written in both Chinese and English language in two copies, each Party having one copy with equal legal validity; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the date first written above.

Party A: eFuture (Beijing) Information Technology Inc.
By: /s/ Yan Yanchun
Title: Legal Representative

Party B: Beijing Changshengtiandi Ecommerce Co., Ltd
By:/s/ Zou Hongjun
Name:Zou Hongjun
Title: Legal Representative